REG TECHNOLOGIES INC.

www.regtech.com

REGI U.S., INC.

www.regiinc.com

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

NEWS RELEASE

REGI U.S., Inc. (“REGI” or “RGUS”)

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. AND REGI U.S., INC.

ANNOUNCE FABRICATION OF PROTOTYPE RADMAX™

ASSEMBLY UNDERWAY

For Immediate Release: March 8, 2011.  Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS,

Frankfurt   Stock   Exchange:   RGJ)   and   Reg   Technologies   Inc.   (TSX   Venture   Exchange:

RRE.V,  OTC  BB:  REGRF)  are  pleased  to  provide  a  fabrication  progress  report  of  the

RadMax™ assembly.

As of the date of this release, the initial fabrication progress is as follows:

•     All specified material has been ordered

•     All  connecting  tubes  have  been  final  machined  to  their  outside  and  inside  geometric tolerances

•     The  connecting  tubes  have  been  masked  for  subcontracted  flame  spray  plating services

•     Each  of  the  24  vane  blocks  have  been  trued,  which  means  three  axis  sides  are perfectly parallel to their opposite sides and perpendicular to each other

•     The  outside  dimensions  of  the  vane  portion  has  been  fabricated  in  a  wire  EDM process

Following completion of the vanes, flame spray plating of the connecting tubes, fabrication of the  apex  seals,  wheel  assemblies,  and  attaching  parts,  the  actuator  components  will  be ready for sub component testing.

Next  components  planned  for  fabrication  are  the  cam  assemblies,  rotor  assemblies,  stator assemblies, and enclosure assemblies. Following each of these fabrications the components

will  be  tested.   Upon  successful  testing  of  the  components  the  entire  RadMax™  engine  will be prepared  for friction testing, lubrication flow  testing, cooling flow testing, and compression testing.

Upon successful completion of the entirety of tests performed on the RadMax™ engine, fuel and engine certification tests will be conducted by an independent recognized facility.

Pictures of the above noted initial fabrication progress are available on the company’s websites at www.regtech.com (Reg Technologies Inc.) and www.regiinc.com (REGI U.S.,

Inc.).  The following are direct links:

http://www.regtech.com/Radmax%5FTechnology/Radmax%5FFabrication/

http://www.regiinc.com/Radmax%5FTechnology/Radmax%5FFabrication/

Robert  Grisar,  Vice  President  of  Engineering  for  REGI  U.S.,  Inc.,  states,  "It's  exciting  to

finally   see   the   RadMax™   components   come   to   life   in   this   high   technology   machining

process.   The  tight  tolerances, typical of  all  internal  engine  designs,  are  easily  realized  using modern CNC and Wire EDM processes."

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg   Technologies   Inc.   and   REGI   U.S.,   Inc.   are   developing   for   commercialization   an

improved   axial   vane   type   rotary   engine   known   as   the   Rand   Cam™/RadMax™   rotary

technology  used  in  the  revolutionary  design  of  lightweight  and  high  efficiency  engines,

compressors  and  pumps.  The  RadMax™  engine  has  only  two  unique  moving  parts,  the vanes  (up  to  12)  and  the  rotor,  compared  to  the  40  moving  parts  in  a  simple  four-cylinder

piston  engine.     This  innovative  design  makes  it  possible  to  produce  up  to  24  continuous

power  impulses  per  one  rotation  that  is  vibration-free  and  extremely  quiet.    The  RadMax™

engine  also  has  multi-fuel  capabilities  allowing  it  to  operate  on  fuels  including  gasoline,

natural    gas,    hydrogen,    propane    and    diesel.     For    more    information,    please    visit

www.regtech.com  or www.regiinc.com.

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc.

Reg Technologies Inc.

"John Robertson"

"John Robertson"

John Robertson

John Robertson

President

President

Contacts:    REGI U.S., Inc. and

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual  results,  performance  or  achievements  could  differ  materially  from those  expressed  in,  or  implied  by,  these  forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.   Accordingly, no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,

except as may be required by applicable securities laws.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the

TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.